

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3561

August 5, 2016

Jeremy Feakins
Chairman and Chief Executive Officer
Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, Pennsylvania 17603

>   **Re: Ocean Thermal Energy Corporation
>   Form 10-12G
>   Filed May 3, 2016
>   File No. 000-55573**

Dear Mr. Feakins:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Lisa M. Kohl for
>
>   Mara L. Ransom
>   Assistant Director
>   Office of Consumer Products

cc: Jim Kruse, Esq.